Exhibit 99.3

NOTICE OF NO AUDITOR REVIEW

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), Bitfarms Ltd. (the “Company”) discloses that its external auditors have not reviewed the accompanying unaudited interim condensed consolidated financial statements.

NOTICE TO READER

As of December 31, 2025, Bitfarms Ltd. determined that it would prepare its annual financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). As a result, pursuant to section 4.3(4) of NI 51-102 of the Canadian Securities Administrators, the Company must restate its previously filed interim financial reports for the year ended December 31, 2025 in accordance with U.S. GAAP, such interim financial reports having previously been prepared in accordance with IFRS Accounting Standards.

The attached restated unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2025 and 2024 (“Q2 2025 Interim Financial Statements”) have been prepared in accordance with U.S. GAAP applicable to interim financial information, and should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed on March 31, 2026 and available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Other than as expressly set forth above, the Q2 2025 Interim Financial Statements do not, and do not purport to, update or restate the information in the original unaudited interim condensed consolidated financial statements or reflect any events that occurred after the date of the filing of the original unaudited interim condensed consolidated financial statements.

BITFARMS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. dollars - unaudited)

BITFARMS LTD.
TABLE OF CONTENTS

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BITFARMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars - unaudited)

	As of June 30,	As of December 31,
	2025	2024
Assets
Current
Cash	85,439	59,542
Accounts receivable, net	3,942	1,259
Receivable from disposal of business	15,087	—
Other assets	6,142	7,709
Short-term prepaid deposits	8,126	14,554
Rights to energy credits and waste tax credits	5,572	—
Digital assets	59,029	87,298
Digital assets - restricted	66,922	32,826
Inventories	7,112	1,180
Derivative assets	15,374	3,418
Assets held for sale	5,051	5,949
Total current assets	277,796	213,735
Non-current
Restricted cash	25,000	—
Property, plant and equipment, net	470,584	342,552
Operating lease right-of-use assets, net	20,656	21,299
Finance lease right-of-use assets, net	3,192	2,587
Long-term deposits and equipment prepayments	13,939	56,367
Refundable deposits	5,430	21,956
Intangible assets, net	4,012	4,636
Investment in equity securities	1,250	—
Total assets	821,859	663,132
Liabilities
Current
Accounts payable and accrued expenses	48,751	25,792
Derivative liabilities	13,082	128
Current portion of long-term debt	581	146
Current portion of operating lease liabilities	2,207	1,959
Current portion of finance lease liabilities	1,200	130
Redemption obligation	18,396	—
Total current liabilities	84,217	28,155
Non-current
Long-term debt	49,986	1,430
Operating lease liabilities	17,286	17,440
Finance lease liabilities	2,636	2,310
Deferred tax liability	65	65
Other non-current liabilities	5,518	2,586
Total liabilities	159,708	51,986

Commitments and contingencies (note 24)

Stockholders’ equity
Common stock - no par value; authorized - unlimited number of shares; Issued and outstanding - 557,548,857 shares and 479,332,885 shares, respectively	932,807	837,764
Additional paid-in capital	118,335	101,319
Accumulated deficit	(388,991)	(327,937)
Total stockholders’ equity	662,151	611,146
Total liabilities and stockholders’ equity	821,859	663,132

See accompanying notes to the condensed consolidated financial statements

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BITFARMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Revenues	76,782	41,548	143,402	91,865
Cost of revenues	(82,999)	(51,108)	(150,081)	(112,227)
Gross loss	(6,217)	(9,560)	(6,679)	(20,362)

Operating expenses
General and administrative expenses	(21,397)	(11,912)	(41,457)	(25,082)
Change in fair value of digital assets	16,283	(13,225)	(6,750)	(569)
Realized gain on sale of digital assets	16,005	5,804	20,982	16,867
Gain on disposition of property, plant and equipment and deposits	1,865	412	7,451	563
Impairment of long-lived assets and deposits	(14,872)	—	(33,696)	—
Operating loss	(8,333)	(28,481)	(60,149)	(28,583)

Interest income	460	2,042	1,336	2,722
Interest expense	(1,611)	(162)	(1,829)	(330)
(Loss) gain on derivative assets and liabilities	3,784	(2,135)	70	355
Other income (expense)	(147)	678	(66)	431
Total other income (expense)	2,486	423	(489)	3,178
Net loss before income taxes	(5,847)	(28,058)	(60,638)	(25,405)

Income tax benefit (expense)	346	262	(416)	262
Net loss	(5,501)	(27,796)	(61,054)	(25,143)

Loss per common shares
Basic and diluted	(0.01)	(0.07)	(0.12)	(0.07)
Weighted average number of common shares outstanding
Basic and diluted	555,843,347	401,238,798	528,157,206	369,991,664

See accompanying notes to the condensed consolidated financial statements

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BITFARMS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except number of shares - unaudited)

	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholders’ equity

Three months ended June 30, 2025
Balance as of March 31, 2025	553,644,380	927,628	117,296	(383,490)	661,434
Net loss	—	—	—	(5,501)	(5,501)
Stock-based compensation	—	—	3,500	—	3,499
Adjustment of common shares related to business combination	(243)	—	—	—	—
Issuance of equity warrants	—	—	2,715	—	2,715
Settlement of restricted share units	2,347,500	3,612	(3,612)	—	—
Exercise of stock options	13,900	9	(7)	—	3
Settlement of share awards	1,543,320	1,558	(1,558)	—	—
Balance as of June 30, 2025	557,548,857	932,807	118,334	(388,991)	662,150

Six months period ended June 30, 2025
Balance as of January 1, 2025	479,332,885	837,764	101,319	(327,937)	611,146
Net loss	—	—	—	(61,054)	(61,054)
Stock-based compensation	—	—	7,768	—	7,768
Issuance of replacement stock-based compensation	—	—	232	—	232
Issuance of common shares	74,311,495	89,864	—	—	89,864
Adjustment of common shares related to business combination	(243)	—	—	—	—
Issuance of equity warrants	—	—	14,192	—	14,192
Settlement of restricted share units	2,347,500	3,612	(3,612)	—	—
Exercise of stock options	13,900	9	(6)	—	3
Settlement of share awards	1,543,320	1,558	(1,558)	—	—
Balance as of June 30, 2025	557,548,857	932,807	118,335	(388,991)	662,151

Three months ended June 30, 2024
Balance as of March 31, 2024	356,291,726	576,667	94,648	(296,919)	374,396
Net loss	—	—	—	(27,796)	(27,796)
Stock-based compensation	—	—	1,150	—	1,150
Issuance of common shares	67,198,859	136,296	—	—	136,296
Settlement of restricted share units	125,000	289	(289)	—	—
Exercise of stock options and warrants	2,259,148	4,253	(1,706)	—	2,547
Balance as of June 30, 2024	425,874,733	717,505	93,803	(324,715)	486,593

Six months period ended June 30, 2024
Balance as of January 1, 2024	334,153,330	531,401	93,529	(299,572)	325,358
Net loss	—	—	—	(25,143)	(25,143)
Stock-based compensation	—	—	4,186	—	4,186
Issuance of common shares	84,196,144	173,564	—	—	173,564
Settlement of restricted share units	125,000	289	(289)	—	—
Exercise of stock options and warrants	7,400,259	12,251	(3,623)	—	8,628
Balance as of June 30, 2024	425,874,733	717,505	93,803	(324,715)	486,593

Should be read in conjunction with the notes to the condensed consolidated financial statements

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BITFARMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars - unaudited)

	Six months ended June 30,
	2025	2024

Cash flows used in operating activities
Net loss	(61,054)	(25,143)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	63,977	84,789
Impairment of long-lived assets and deposits	33,696	—
Total other expense (income)	489	(3,178)
Digital assets earned	(135,127)	(89,806)
Stock-based compensation	7,768	4,186
Income tax income (benefit)	416	(262)
Renewable energy credits earned	(6,540)	—
Gain on disposition of property, plant and equipment and deposits	(7,451)	(563)
Digital assets exchanged for services	5,125	—
Realized gain on sale of digital assets	(20,982)	(16,867)
Asset retirement obligation accretion expense	(166)	(130)
Change in fair value of digital assets	6,750	569
Interest income received	873	3,196
Interest expenses paid	(1,145)	(727)
Income taxes paid	(237)	(789)
Proceeds from disposition of renewable energy credits	4,070	—
Changes in non-cash working capital components	15,816	(11,430)
Net change in cash related to operating activities	(93,722)	(56,155)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets	137,734	83,326
Purchase of property, plant and equipment and Intangible asset	(62,063)	(123,119)
Proceeds from sale of property, plant and equipment and assets held for sale	3,045	1,546
Purchase of marketable securities	(9,628)	(5,720)
Proceeds from disposition of marketable securities	10,048	6,471
Purchase of derivative assets and liabilities	(78,463)	—
Settlement of derivative assets and liabilities	79,924	—
Equipment and construction prepayments	(4,771)	(31,010)
Proceeds from the disposition of business	47,538	—
Acquisition of business	(48,084)	—
Investment in equity securities	(1,250)	—
Net change in cash related to investing activities	74,030	(68,506)

Cash flows from financing activities
Issuance of common shares	23,608	173,564
Repayment of long-term debt	(209)	(4,066)
Proceeds from long-term debt, net of transaction costs	47,544	1,695
Repayment of finance lease liabilities	(394)	(599)
Exercise of stock options and warrants	3	8,532
Net change in cash related to financing activities	70,552	179,126

Net increase in cash	50,860	54,465
Cash, beginning of the period	59,542	84,038
Exchange rate differences on currency translation	37	116
Cash and restricted cash, end of the period	110,439	138,619

See accompanying notes to the condensed consolidated financial statements

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BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 1:	ORGANIZATION

Bitfarms Ltd.’s (the “Company” or “Bitfarms”) activities are comprised mainly of selling its computational power used for hashing calculations for the purpose of cryptocurrency Mining in multiple jurisdictions, including Canada, the United States, Paraguay and Argentina. 9159-9290 Québec Inc. (“Volta”), a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its data centers and provides electrician services to both commercial and residential customers in Québec, Canada.

Bitfarms primarily owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours per day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to Mining pool operators under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining pool operators compensate Mining companies for their computational power used for hashing calculations, measured by hashrate, based on what the Mining pool operator would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining pool operator to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are paid to the Company on a daily basis in Bitcoin (as defined below). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

As described in Note 3, the Company acquired Stronghold Digital Mining, Inc. (“Stronghold”) on March 14, 2025 (the “Stronghold Transaction”). Through the acquisition of Stronghold, the Company now owns and operates two refuse power generation facilities in Pennsylvania, United States. To support each site’s data centers, the Company’s primary fuel source at these facilities is waste which is provided by various third parties. Waste tax credits (“WTCs”) are earned by the Company by utilizing refuse to generate electricity. The Company either consumes the energy internally to support computational activities related to hashing calculations or sells the energy it produces to the local energy supplier (the “Grid”).

Terms and definitions

In these financial statements, the terms below have the following definitions:

	Term	Definition
1	Backbone	Backbone Hosting Solutions Inc.
2	Backbone Argentina	Backbone Hosting Solutions SAU
3	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
4	Backbone Mining	Backbone Mining Solutions LLC
5	Backbone Yguazu	Zunz SA
6	Volta	9159-9290 Québec Inc.
7	BVVE	Blockchain Verification and Validation Equipment (primarily Miners and Mining-related
8	MW	Megawatt
9	ARS	Argentine pesos
10	BTC	Bitcoin
11	CAD	Canadian dollars
12	USD	U.S. dollars

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BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and principles of consolidation

These condensed financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company also consolidates certain variable interest entities (“VIEs”) for which the Company is the primary beneficiary, generally as a result of having the power to direct the activities that most significantly affect the VIE’s economic performance and holding variable interests that convey to the Company the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. Subsidiaries that are not considered VIEs are consolidated as the Company owns, directly or indirectly, a controlling interest in the entities. The Company performs an assessment at inception and regularly reevaluates whether the entity is a VIE and whether the Company continues to be the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation.

The condensed consolidated financial statements are presented in USD and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and regulations of the U.S. Securities and Exchange Commission (the “SEC”) applicable to interim financial information, which permit the omission of certain information to the extent it has not changed materially since the latest annual financial statements.

In the opinion of the Company, the accompanying unaudited interim condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its balance sheet as of June 30, 2025 and its results of operations for the three and six months ended June 30, 2025, and 2024, and cash flows for the six months ended June 30, 2025, and 2024. The balance sheet as of December 31, 2024, was derived from 2025 audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2025.

Additionally, since there are no differences between net income (loss) and comprehensive income (loss), all references to comprehensive income (loss) have been excluded from the condensed consolidated financial statements.

9	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires Management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ materially from those estimates. The most significant accounting estimates inherent in the preparation of the Company’s consolidated financial statements include revenue recognition; measurement of digital assets; determination of the useful lives, residual values, depreciation method and recoverability of long-lived assets; impairment analysis of property, plant and equipment; allocating the fair value of purchase consideration to assets acquired and liabilities assumed in business combinations and measurement of financial instruments.

Impairment of financial assets

The Company recognizes an allowance for potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model in accordance with ASC 326, Financial Instruments – Credit Losses, for all financial assets measured at amortized cost, including accounts receivable and refundable deposits. The CECL impairment model requires an estimate of expected credit losses measured over the contractual life of an instrument, which considers forecasts of future economic conditions in addition to information about past events and current conditions. Based on this model the Company considers many factors, including the aging of the balances, collection history, the counterparty’s credit rating, current economic conditions, and reasonable and supportable forecasts, among other factors. The allowance is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, which may be discounted at the original effective interest rate (“EIR”), when the effect of discounting is material. Bad debts are written off against the allowance after all collection efforts have ceased.

Recently issued accounting pronouncements

In May 2025, the Financial Accounting Standards Board (“FASB”)issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025-03”), which amends the guidance for identifying the accounting acquirer in transactions involving the acquisition of a variable interest entity that meets the definition of a business. The guidance is intended to reduce diversity in practice and improve consistency in the application of acquisition accounting. The new standard is effective for the Company for its annual periods beginning January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

In March 2025, the FASB issued ASU No. 2025-02, Liabilities (Topic 405): Amendments to SEC Paragraph Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”). ASU 2025-02 amends the Accounting Standard Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121, as rescinded by SAB 122. The new standard is effective immediately and did not have a material impact on the Company’s condensed consolidated financial statements.

10	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently issued accounting pronouncements (Continued)

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires additional disclosures of certain expenses in the notes of the financial statements, to provide enhanced transparency into the expense captions presented on the condensed Consolidated Statements of Operations. Additionally, in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01“), to clarify the effective date of ASU 2024-03. The new standard is effective for the Company for its annual periods beginning January 1, 2027 and for interim periods beginning January 1, 2028, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

NOTE 3:	BUSINESS COMBINATION

On March 14, 2025 (the “Acquisition Date”), the Company acquired 100% of the issued share capital of Stronghold Digital Mining, Inc. (“Stronghold”) in a stock-for-stock merger transaction. Under the terms of the merger agreement, each Stronghold shareholder received 2.52 shares of Bitfarms for each Stronghold share they owned. A total of 59,866,609 common shares and 12,893,650 warrants were issued. In addition, the Company paid $51,060 on closing to retire Stronghold’s outstanding loans and other closing costs. The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The fair value of the 59,866,609 shares issued as part of the consideration paid for Stronghold was based on the published share price on March 14, 2025 of $1.11 per share. Issuance costs of $196, which were directly attributable to the issuance of the shares, were netted against the deemed proceeds.

As a result of the business combination, the pre-existing hosting agreements between the Company and Stronghold were effectively settled. A gain of $945 was recognized on the settlement of the Refundable Hosting Deposits. Refer to Note 14 and Note 18 for more details.

Stronghold is a vertically integrated power generation and data center company focused on environmental remediation and reclamation services in Pennsylvania, United States. The Stronghold transaction is aligned with the Company’s strategic objectives to diversify its operations and expand its presence in the United States through vertical integration of power generation and energy arbitrage capabilities.

The purchase price allocation for the acquisition reflects fair value estimates which are subject to change within the measurement period. As of June 30, 2025, the Company has substantially determined the fair values of most net assets except for property, plant and equipment and accounts payable and accrued expenses. The fair values of certain tangible assets remain preliminary and are subject to change as the Company continues to assess the condition and useful lives of the assets. Accounts payable and accrued expenses remain subject to change pending final confirmation of completeness. Measurement period adjustments that the Company determines to be material will be recognized in the period in which it determines the amounts, including the effect on earnings of any amounts it would have recognized in previous periods if the accounting had been completed at the acquisition date.

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BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BUSINESS COMBINATION (Continued)

Details of the final purchase price allocation and the fair value of the net assets acquired on March 14, 2025 are as follows:

As of March 14,
2025

Purchase consideration
Cash paid through repayment of debts	44,982
Reimbursement of Stronghold’s acquisition-related costs	6,078
Fair value of shares issued	66,452
Fair value of warrants issued	11,477
Fair value of replacement stock-based compensation	232
Settlement of Refundable Hosting Deposits	15,474
Fair value of consideration transferred	144,695

Net identifiable assets acquired
Cash	2,976
Accounts receivable	1,305
Short-term prepaid deposits	1,835
Other assets (current)	118
Rights to energy credits	3,102
Inventories	3,269
Property, plant and equipment	156,687
Intangible assets	18
Operating and finance lease right-of-use assets	1,594
Other non-current assets	1,550
Accounts payable and accrued expenses	(22,304)
Current portion of long-term debt	(420)
Current portion of operating and finance lease liabilities	(800)
Long-term debt	(460)
Non-current operating and finance lease liabilities	(756)
Other non-current liabilities	(3,019)
Total net identifiable assets acquired	144,695

Total acquisition-related costs that were not directly attributable to the issuance of shares amounted to $7,081, of which $1,571 were incurred during the first quarter of 2025, and $5,510 were incurred during the year ended December 31, 2024. These amounts were included in general and administrative expenses in the condensed consolidated statements of operations.

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BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BUSINESS COMBINATION (Continued)

From the acquisition date through June 30, 2025, Stronghold’s total revenue and net gain (net of tax) included in the condensed consolidated statements of operations was $29,265 and $150, respectively.

Revenue and profit and loss contribution

The following pro-forma summary presents consolidated information of the Company as if the business combination had occurred on January 1, 2024 for the indicated periods:

	Three months ended June 30,		Six months ended June 30,
(unaudited)	2025	2024	2025	2024
Revenue	76,782	60,652	157,978	138,491
Net loss, net of tax	(3,612)	(46,619)	(66,951)	(47,735)

The unaudited pro forma financial information should not be considered indicative of actual results that would have been achieved had the acquisition of Stronghold actually been consummated on the date indicated and does not purport to be indicative of the Company’s future financial position or operating results. These pro forma results include the impact of depreciation and amortization of property, plant and equipment and intangible assets acquired, and the impact of the acquisition on interest expense and income tax expense. No adjustments have been reflected in the pro forma financial information for anticipated growth and efficiency opportunities. There were no material nonrecurring pro forma adjustments directly attributable to the acquisition included within the unaudited pro forma financial information.

The following table presents the supplemental cash flow information:

Six months ended June 30,
2025
Cash outflow, net of cash acquired
Cash consideration	51,060
Less: cash balances acquired	(2,976)
Net cash outflow related to investing activities	48,084

Measurement period adjustments

During the three months ended June 30, 2025, the Company obtained new information about facts and circumstances that existed at the Acquisition Date, if known, would have been recognized as of the Acquisition Date. Therefore, increases in accrued liabilities and rights to energy credits of $1,500 and $3,102, respectively, were recognized with a corresponding net decrease of $1,602 in property, plant and equipment, which is reflected in the purchase price allocation table above.

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BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 4:	SALE OF THE YGUAZU BITCOIN DATA CENTER

On March 17, 2025, the Company completed the sale of its 200 MW Bitcoin data center under development in Yguazu, Paraguay to HIVE Digital Technologies Ltd. (“HIVE”) pursuant to a January 24, 2025 share purchase agreement. The transaction involved the sale of the Company’s 100% ownership stake in the Yguazu Bitcoin data center and resulted in the derecognition of the subsidiary’s assets and liabilities. The transaction details are as follows:

As of March 17
2025

Consideration
Advance received in January 2025 upon signing the LOI	20,000
Cash received upon closing	12,038
Receivable over 6 equal monthly payments following the closing date*	31,000
Other costs assumed by HIVE	222
Total consideration	63,260

Net assets transferred
Current assets	2,590
Property, plant and equipment	34,006
Intangible asset	309
Long-term deposits and equipment prepayments	18,321
Short-term prepaid deposits	2,809
Total net assets transferred	58,035

Gain on disposal of subsidiary	5,225

* The Company had a remaining net receivable from the disposal of Yguazu Mining site of $15,087 as of June 30, 2025. The receivable is interest-free.

NOTE 5:	ACCOUNTS RECEIVABLE, NET

The balance of the allowance for credit losses on accounts receivable is as follows:

	As of June 30,	As of December 31,
	2025	2024
	six-month period	twelve-month period
Balance as of January 1,	(63)	(51)
Current period allowance	—	(17)
Write offs charged against allowance	—	—
Recoveries collected	—	—
Allowances for credit losses	(3)	5
Balance as of ending period	(66)	(63)

14	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 6:	RIGHTS TO ENERGY CREDITS AND WASTE TAX CREDITS

As of June 30,
2025
six-month period
Rights to renewable energy credits
Balance as of January 1,	—
Addition related to business combination	3,102
Additions during the period	6,540
Less: sale of renewable energy credits to third parties	(4,070)
Balance as of period end	5,572

NOTE 7:	DIGITAL ASSETS

Bitcoin transactions and the corresponding values for the three and six months ended June 30, 2025 and 2024 were as follows:

	Three months ended June 30,
	2025		2024
	Quantity	Value ($)	Quantity	Value ($)
Balance of digital assets including restricted digital assets as of April 1,	1,492	123,232	806	57,542
Bitcoin earned *	718	70,330	614	40,383
Hosting revenue received in Bitcoin	15	379	—	—
Bitcoin received in advance for goods	2	181	—	—
Change in Bitcoin earned, not received	1	(42)	941	49,571
Bitcoin exchanged for cash	(1,052)	(100,471)	(1,456)	(83,326)
Realized gain on disposition of digital assets	—	16,005	—	5,804
Change in fair value of digital assets	—	16,283	—	(13,225)
Balance of digital assets including restricted digital assets as of June 30,	1,176	125,951	905	56,749
Less restricted digital assets as of June 30, *	(625)	(66,922)	—	—
Balance of digital assets excluding restricted digital assets as of June 30,	551	59,029	905	56,749

15	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 7:	DIGITAL ASSETS (Continued)

	Six months ended June 30,
	2025		2024
	Quantity	Value ($)	Quantity	Value ($)
Balance of digital assets including restricted digital assets as of January 1,	1,285	120,124	804	33,971
Bitcoin earned *	1,411	134,405	1,557	89,806
Hosting revenue received in Bitcoin	21	722	—	—
Bitcoin received in advance for goods	2	181	—	—
Bitcoin earned, not received	(8)	(854)	—	—
Bitcoin exchanged for cash	(1,480)	(137,734)	(1,456)	(83,326)
Bitcoin exchanged for services	(55)	(5,125)	—	—
Realized gain on disposition of digital assets	—	20,982	—	16,867
Change in fair value of digital assets	—	(6,750)	—	(569)
Balance of digital assets including restricted digital assets as of June 30,	1,176	125,951	905	56,749
Less restricted digital assets as of June 30,**	(625)	(66,922)	—	—
Balance of digital assets excluding restricted digital assets as of June 30,	551	59,029	905	56,749

* Management estimates the fair value of Bitcoin earned on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on Coinbase Prime on the day it was received. Management considers the prices quoted on Coinbase Prime to be a level 1 input under ASC 820, Fair Value Measurement.

** Restricted digital assets comprise i) 198 Bitcoin for the Bitcoin payment (“Bitcoin Pledged”) to a third party as deposits of Miners presented as restricted digital assets. As the Company has the right to redeem the Bitcoin Pledged, the ability of the third party to control the asset is limited, and the Bitcoin Pledged does not meet the definition of a sale. Refer to Note 9, 13 and 18 for more details; and ii) 427 Bitcoin held by a financial institution in connection with Bitcoin selling contracts. Refer to Note 9 for more details.

16	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8:	INVENTORIES

	As of June 30,	As of December 31,
	2025	2024
Waste, limestone and fuel oil*	4,420	—
Electronic and networking components	2,692	1,180
	7,112	1,180

* On the Acquisition Date, inventories from the Stronghold business combination amounted to $3,269. Refer to Note 3 for more details.

NOTE 9:	DERIVATIVE ASSETS AND LIABILITIES

BTC option and selling contracts

The Company purchased BTC option contracts that provide it the right, but not the obligation, to sell digital assets at a fixed price. The Company also entered into contracts and earned premiums by agreeing to sell Bitcoin if the Bitcoin price reached specific targets.

Bitcoin redemption options and redemption obligations

Beginning in November 2024, the Company entered into purchase orders of Miners with a supplier (“November 2024 Order”) which allows the Company to pay for the Miners in cash, Bitcoin or a combination of both. In the event that the Company elects to pay using Bitcoin (Bitcoin Pledged, as defined in Note 7) either full or partial, the Company has the option to redeem the Bitcoin Pledged at the price originally pledged in four quarterly installments (“Bitcoin Installments”) within 12 months after the redemption period starts. The redemption period starts when the Miners are shipped. If the Company elects not to redeem one of the Bitcoin Installments, the Company forfeits the right to redeem the remaining Bitcoin Installments. The right to redeem the Bitcoin (“Bitcoin Redemption Option”) meets the definition of an embedded derivative.

In November 2024, the Company paid for the Miners ordered using 351 Bitcoin valued at $33,200, i.e. 351 Bitcoin Pledged. On initial recognition, the Company recorded derivative assets of $1,349 with a corresponding reduction in long-term deposit and equipment prepayments as the Miners were not yet shipped. On January 30, 2025, the Company exercised its option to redeem the first installment of the Bitcoin Pledged and an aggregate redeemed 87 Bitcoin for $8,308.

On March 12, 2025, an exchange agreement (“2025 Miners Swap Order”) was entered into to return 4,160 Bitmain T21 Miners. In consideration for the returned products, Bitmain provided the Company with a $9,484 credit. Simultaneously, the Company placed another purchase order for 3,660 Bitmain S21+ Miners at a purchase price of $11,858. The Company has the option to pay the net amount of $2,374 in cash or in Bitcoin. On March 13, 2025, the Company paid the net $2,374 in Bitcoin which can be redeemed on a quarterly basis, i.e. 29 Bitcoin Pledged. On initial recognition, the Company recorded derivative assets of $393 with a corresponding reduction in long-term deposit and equipment prepayments as the Miners had not yet been shipped.

A redemption obligation was recognized for the remaining Bitcoin Redemption Options for which Miners have been shipped, reflecting the Company’s obligation to either redeem the Bitcoin Pledged for cash or use the Bitcoin Pledged for the purchase of the Miners. As of June 30, 2025, the redemption obligation amounted to $18,396, which represented the value of Miners delivered, for which Bitcoin payments were made, and reduced by the value of the Bitcoin redeemed. Subsequently, in July 2025, the Company exercised the third Bitcoin Installment of the November 2024 Order and redeemed 87 Bitcoin for $8,308.

No redemption obligation was recognized as of December 31, 2024, as the Miners ordered, for which the deposit payment in Bitcoin was made, had not yet been shipped.

17	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 9:	DERIVATIVE ASSETS AND LIABILITIES (Continued)

Bitcoin redemption options and redemption obligations (Continued)

The following table summarizes the Bitcoin Redemption Options:

		As of June 30,
		2025
	Quantity of restricted Bitcoin	Redemption Obligation
November 2024 Order	351	33,230
Redemption of Bitcoin	(175)	(16,615)
March 2025 Swap Order	29	2,374
Redemption of Bitcoin	(7)	(593)
	198	18,396

Refer to Note 7, Note 13, Note 18 and Note 25 for more details.

The following table summarizes the derivatives and reconciles the fair value measurement, which are classified within Level 2 of the fair value hierarchy:

	As of June 30,			As of December 31,
	2025			2024
	six-month period			twelve-month period
	Bitcoin redemption options	Bitcoin option and selling contracts		Bitcoin redemption options	Bitcoin option and selling contracts
	Derivative Assets	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Assets	Derivative Liabilities
Balance as of January 1,	3,418	—	(128)	—	1,281	—
Remeasurement recognized in statement of operations	(383)	(10,369)	10,822	2,069	15,871	(121)
Purchases	—	62,396	16,067	—	13,610	351
Initial recognition	393	—	—	1,349	—	—
Settlement	—	(40,081)	(39,843)	—	(30,762)	(358)
Balance as of period end	3,428	11,946	(13,082)	3,418	—	(128)

Total derivative assets	15,374			3,418
Total derivative liabilities	(13,082)			(128)

18	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 9:	DERIVATIVE ASSETS AND LIABILITIES (Continued)

The following gain (loss) on derivatives is recognized in the condensed consolidated statements of operations:

	Three months ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Gain (loss) on Bitcoin options and selling contracts derivatives
Unrealized change in fair value of outstanding contracts	6,566	(2,424)	228	(296)
Realized (loss) gain on settled contracts	(4,564)	289	225	651
	2,002	(2,135)	453	355
Gain (loss) on Bitcoin redemption options
Unrealized change in fair value	1,672	—	(1,508)	—
Realized gain on settled options	110	—	1,125	—
	1,782	—	(383)	—

Gain (loss) on derivative assets and liabilities	3,784	(2,135)	70	355

NOTE 10:	ASSETS HELD FOR SALE

As of June 30, 2025 and December 31, 2024, assets held for sale consisted of the following:

	As of June 30,	As of December 31,
	2025	2024
Miners	4,385	4,832
Mining electrical components	666	1,117
	5,051	5,949

As of June 30, 2025 and December 31, 2024, the Company determined it had surplus Miners and Mining electrical equipment that met the criteria as “assets held for sale” under ASC 360-10-45 as of the respective balance sheet dates. These assets were measured at the lower of their carrying amount and fair value less costs to sell at the time of the classification. These surplus assets are not determined to be discontinued operations as their planned sale did not represent a strategic shift on the Company’s operations and financial results.

The fair value of these assets were determined using the market approach, which is based on recent sales prices for similar Miners and equipment. Such fair value measurements are a non-recurring Level 3 measurement under the fair value hierarchy. The key assumption used by Management to determine fair value is the most recent amount contracted with a third party for a comparable Miner or equipment sold.

19	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 11:	IMPAIRMENT

The following table summarizes the impairment loss in the condensed consolidated statements of operations:

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Argentina asset group
Equipment and construction prepayments and deposit	1,430	1,611
ROU assets	—	74
Property, plant and equipment	13,442	30,691
	14,872	32,376

Miners held for sale	—	1,320
	14,872	33,696

Impairment on Argentina asset group in the first quarter of 2025

During the first quarter of 2025, due to indicators of impairment that included the decline of the Company’s market capitalization and Bitcoin price, the Company performed recoverability tests for operating Bitcoin data centers in Canada, United States, Paraguay and Argentina. The Company also experienced an increase in gas prices which affected the Company’s cost of energy in Argentina.

In performing a recoverability test, the Company calculated the sum of the estimated undiscounted future cash flows from continued use and eventual disposition for the Argentina asset group, and determined it was lower than its carrying amount, therefore the Argentina asset group was not recoverable, and an impairment loss in the amount of $17,504 during the first quarter of 2025.

To measure the impairment loss, fair value was determined using an income approach under ASC 820 based on a discounted cash flow model incorporating management’s estimates of future cash flows, expected Bitcoin prices, projected operating expenses, and a market-based discount rate. Due to the use of significant unobservable inputs, the fair value measurement was classified within Level 3 of the fair value hierarchy.

Changes in the following assumptions would result in further impairment on the Argentina asset group as follows:

Sensitivity Analysis	Increase in impairment loss
A decrease of 5% of revenue	2,922
An increase of 5% in the discount rate	1,955
An increase of 5% in energy prices	1,351

20	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 11:	IMPAIRMENT (Continued)

Impairment on Argentina asset group in the first quarter of 2025 (Continued)

The key assumptions used in the value in use calculation for the Argentina asset group (categorized as Level 3 in the fair value hierarchy) were as follows:

Key assumptions	Management’s Assumption	Key metrics used in valuation
Revenues*	Two optimistic and two pessimistic scenarios and one status quo scenario, each with an estimated future revenue per Terahash, were used to project revenues and associated cash flows from cryptocurrency Mining. Management assigned probabilities to each scenario to calculate weighted average expected outcomes.	The weighted average daily revenue per Terahash was $0.05/Terahash
Discount rate and period	The discount rate reflects Management’s assumptions regarding the unit’s specific risk. The pre-tax discount rate used was estimated with some of the risk already being implicitly reflected through management’s allocation of probabilities to the various scenarios included in the revenue calculation.	The fair value of the asset group was determined based on the present value of the expected cash flows over a four-year period discounted at an annual pre-tax rate of 30% in varying scenarios
Energy prices	Energy costs for the forecast period were estimated based on current market conditions and operational expectations. Management estimated that energy prices for the duration of the forecasted years will be approximately:	$0.05 per kilowatt hour
Terminal values	Management estimated the terminal value of the Miners included in the asset group for the purposes of the impairment testing to be derived from the Miners direct margin applied to the ending hashrate for a period of:	Approximately 1 year

*	Changes in Bitcoin price and Bitcoin network difficulty that can lead to changes in expected revenues were considered in the various scenarios listed above.

Impairment in Argentina asset group in the second quarter of 2025

On April 30 2025, the Company was informed that its electricity supplier at Rio Cuarto, Argentina, Generación Mediterránea S.A. (“GMSA”), appointed local and international financial advisors to conduct a process with their creditors regarding the restructuring of its financial debt and is negotiating with its commercial suppliers. GMSA confirmed at that time that the Company would be able to continue consuming power at the Rio Cuarto site. However, on May 12, 2025, the Company was informed by GMSA that, effective immediately, they were halting the supply of electricity to the Company’s Rio Cuarto, Argentina facility until further notice. As a result, there is uncertainty around the potential resumption of the supply of electricity and the timing thereof. This event has necessitated a pause in the Company’s cryptocurrency Mining activities in Argentina and, unless resolved, may significantly impact ongoing operations in that country. On August 11, 2025, the Company determined it would discontinue its operations at its Bitcoin data center in Rio Cuarto, Argentina by November 11, 2025. Refer to Note 25 for more details.

21	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 11:	IMPAIRMENT (Continued)

Impairment in Argentina asset group in the second quarter of 2025 (Continued)

Management considered the suspension of the cryptocurrency Mining activities in Argentina as an indicator of impairment and performed a recoverability test for its operating Bitcoin data center in Argentina. The sum of the estimated undiscounted future cash flows for the Argentina asset group was determined to be lower than its carrying amount, therefore the Argentina asset group is not recoverable and an impairment loss in the amount of $14,872 was recognized to write down the carrying amount of the asset group to its fair value less cost to sell during the three months ended June 30, 2025.

Fair value was determined using an income approach under ASC 820 based on a discounted cash flow model as previously described above.

NOTE 12:	PROPERTY, PLANT AND EQUIPMENT, NET

As of June 30, 2025 and December 31, 2024, property, plant and equipment (“PPE”) consisted of the following:

	As of June 30,	As of December 31,
	2025	2024
BVVE	494,556	433,394
Land and buildings	25,343	34,452
Power plants	91,119	—
Machinery and Equipment	18,539	—
Leasehold improvements	68,158	60,021
Vehicles	4,319	1,754
	702,034	529,621
Accumulated Depreciation	(231,450)	(187,069)
Carrying amount	470,584	342,552

Assets not subject to depreciation

As of June 30, 2025, property, plant and equipment that are not yet placed into service amounted to $11,275 and are not yet subject to depreciation.

Dispositions

Through the sale of the Yguazu Bitcoin data center, the Company sold $34,006 of property, plant and equipment to HIVE, comprising $18,395 of BVVE and $15,611 attributed to land and building asset. Refer to Note 4 for more details.

22	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 13:	LONG-TERM DEPOSITS AND EQUIPMENT PREPAYMENTS

	As of June 30,	As of December 31,
	2025	2024
March 2024 Purchase Order	—	34,791
Other BVVE and electrical components	43	3,499
Cash deposits on construction work and materials**	1,584	13,564
Equipment and construction prepayments*	1,627	51,854
Insurance prepaids, security deposits for energy and rent*	10,878	4,513
Deferred transaction fees - undrawn tranche of the credit facility	1,434	—
	13,939	56,367

* Following the sale of the Yguazu Bitcoin data center, the Company sold $18,321 of long-term deposits and equipment prepayments to HIVE. Refer to Note 4 for more details.

** Deposits for construction work and materials mainly related to the Argentina, Paraguay and United States expansions.

i.	March 2024 Purchase Order

During the first quarter of 2024, the Company ordered 19,369 Bitmain T21 Miners, 3,975 Bitmain S21 Miners and 762 Bitmain S21 Hydro Miners (collectively defined as the “March 2024 Purchase Order”) for $51,285, $13,608 and $4,338, respectively, with deliveries scheduled from April 2024 to November 2024. In November 2024, the Company amended the March 2024 Purchase Order and upgraded 12,853 Bitmain T21 Miners to 12,853 S21 Pro Miners for $22,654. The amendment had an embedded derivative for the Bitcoin Redemption Option, as described in Note 9, which was initially recognized at a fair value of $1,349, reducing the Company’s Long-term deposits and equipment prepayments. As of June 30, 2025, all Miners on the March 2024 Purchase Order were received and the equipment prepayment amount was nil.

ii.	March 2025 Swap Order

In relation with the March 2025 Swap Order, the Company returned 4,160 Bitmain T21 Miners and purchased 3,660 Bitmain S21+ Miners. In consideration for the returned products, the Company received a credit of $9,484 which was applied against the purchase price of $11,858. In March 2025, the Company paid the net $2,374 in Bitcoin which can be redeemed on a quarterly basis (i.e., 29 Bitcoin Pledged). In the March 2025 Swap Order, 3,440 S21+ miners were received which corresponds to the hashrate specified in the initial agreement. As of June 30, 2025, all Miners of the March 2025 Swap Order were received and the equipment prepayment amount was nil.

23	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 14:	REFUNDABLE DEPOSITS

		As of June 30,	As of December 31,
	Notes	2025	2024
Security deposits for energy	i.	5,080	7,740
Refundable Hosting Deposits	ii.	—	14,216
Other		350	—
		5,430	21,956

i.	Security deposits for energy

The security deposits for energy consumption related to the operational Paso Pe and in-construction Yguazu data centers in Paraguay, for which the undiscounted amounts represented $5,931 and nil, respectively, as of June 30, 2025 (December 31, 2024: $5,931 and $3,379, respectively), as the latter was disposed on March 17, 2025. Refer to Note 4 for more details.

ii.	Refundable Hosting Deposits

In September 2024 and in October 2024, the Company entered into two Miner hosting agreements (the “Panther Creek Hosting Agreement” and the “Scrubgrass Hosting Agreement”) with Stronghold Digital Mining Hosting, LLC, a subsidiary of Stronghold, which commenced on October 1, 2024 and November 1, 2024, respectively. In connection with the execution of these two Miner Hosting Agreements, the Company made two deposits of $7,800 each with Stronghold (the “Panther Creek Refundable Deposit” and “Scrubgrass Refundable Deposit”, collectively, the “Refundable Hosting Deposits”). The Refundable Hosting Deposits bear an annual interest rate at Secured Overnight Financing Rate (“SOFR”) + 1% (the “Annual Interest Rate”). The Refundable Hosting Deposits were initially planned to be repaid in full to the Company within one business day from the end of the initial term expiring on December 31, 2025. Following the acquisition of Stronghold on March 14, 2025, the Panther Creek Hosting Agreement and Scrubgrass Hosting Agreement were terminated, settling the Refundable Hosting Deposits. Refer to Note 18 for more details on the financial instruments details.

NOTE 15:	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	As of June 30,	As of December 31,
	2025	2024
Accounts payable and accrued expenses*	35,607	21,813
Government remittances payable	10,757	3,736
BTC option and selling contracts payable	2,387	243
	48,751	25,792

* On the Acquisition Date, additions from the business combination amounted to $22,304 for accounts payable and accrued expenses. Refer to Note 3 for more details.

24	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 16:	LONG-TERM DEBT

	As of June 30,	As of December 31,
	2025	2024
Building financing	1,690	1,576
Equipment financing	1,434	—
Credit Facility	51,440	—
Unamortized transaction costs and warrants	(3,997)	—
Total long-term debt, net of transaction cost and warrants	50,567	1,576
Less current portion of long-term debt	(581)	(146)
Non-current portion of long-term debt	49,986	1,430

Movement in long-term debt is as follows:

	As of June 30,	As of December 31
	2025	2024
Balance as of January 1,	1,576	4,022
Issuance of long-term debt	50,704	1,695
Addition from business combination	880	—
Payments	(243)	(4,435)
Interest on long-term debt	1,606	294
Transaction costs and warrants	(4,488)	—
Amortization of transaction costs and warrants	491	—
Foreign exchange	41	—
Balance as of period end	50,567	1,576

25	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 16:	LONG-TERM DEBT (Continued)

Credit Facility

In April 2025, the Company signed a credit facility for up to $300,000 (the “Credit Facility”) with Macquarie.

Initial Tranche

An initial $50,000 was drawn (the “Initial Tranche”), bearing interest at 8% per annum, with monthly payments and a term of two years. Interest for the first three months was paid in kind and added to the loan during the three and six months ended June 30, 2025. The payments shall be solely interest until the Initial Tranche maturity date, April 1 2027, at which time the principal debt of $50,000 and interest paid in kind will be payable in full. The EIR of the Credit Facility as of June 30, 2025 was 17.9%. The agreement specified a minimum base return of 25% and can be reduced to 9% depending on when principal payments are made (i.e., before end of term). In connection with the Initial Tranche, Macquarie received 5,330,946 warrants convertible for common shares of the Company with an initial fair value of $2,900 recognized as equity warrants. Refer to Note 17 for more details. The $50,000 proceeds from the Initial Tranche were allocated to the equity warrants and debt based on their relative fair values. A discount on debt of $2,711 is deducted from the carrying amount of the debt and is amortized over the Initial Tranche.

Second Tranche

In October 2025, an additional $250,000 (“Second Tranche”) will be made available to the Company if and as it achieves specific development milestones at the Panther Creek, Pennsylvania, United States location and contributes $50,000 in kind or in cash to Macquarie as total collateral. Under the Credit Facility agreement, Macquarie will receive additional warrants from the Company equivalent to 10% of the amount drawn up to $125,000.

The entirety of the loan will become secured at the project level resulting in the termination of the Initial Tranche and the transformation into project debt facility of $300,000, which will be subject to new terms and restrictions.

Transaction costs

Transaction costs of $3,161 relating to agent fees and legal fees were capitalized. The Company prorated the transaction costs between the Initial and Second Tranche, allocating $1,777 and $1,384 to each, respectively. The transaction costs allocated to the Initial Tranche were deducted from the carrying amount of the debt and the transaction costs allocated to the Second Tranche were capitalized to Long-term deposits and equipment prepayments which will begin amortization once the Second Tranche is drawn.

Covenants and restrictions under the Initial Tranche

The Credit Facility for the Initial Tranche includes various financial and non-financial covenants for the Company and its subsidiaries including restrictions on dispositions, dividends, the incurrence of debt and liens, material changes in the nature of its business, related party transactions and investments. The Company is also required to maintain a restricted cash balance of $25,000 in a designated account for the Initial Tranche.

As of July 31, 2025, the most recently completed calendar month, the Company was in compliance with the covenants of its Credit Facility.

26	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 17:	SHARE CAPITAL

Common shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value and are fully paid. Each share entitles the holder to one vote per share and to receive equally any dividends declared by the Company and the remaining property and assets of the Company in the event Bitfarms undergoes a liquidation, dissolution or winding up.

The following table details the movement of the number of common shares:

		Six Months Ended June 30,
	Note	2025	2024
Outstanding, January 1,		479,332,885	334,153,330
Issuance through at-the market equity offering program	i.	14,444,643	84,196,144
Issuance through business combination		59,866,609	—
Exercise of stock options		13,900	2,289,148
Settlement of share awards		1,543,320	—
Exercise of warrants		—	5,111,111
Settlement of restricted share units		2,347,500	125,000
Outstanding, June 30,		557,548,857	425,874,733

i.	At-The-Market Equity Offering Program (“ATM Program”)

Bitfarms commenced an ATM Program on March 11, 2024 (the “2024 ATM Program”), pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate gross proceeds of up to $375,000.

During the six months ended June 30, 2025, the Company issued 14,444,643 common shares in exchange for gross proceeds of $24,386 at an average share price of approximately $1.69. The Company received net proceeds of $23,608 after paying commissions of $732 to the sales agent and $46 in other transaction costs.

Equity warrants

The following table details the outstanding number of warrants:

	Six months ended June 30,
	2025		2024
	Number of warrants	Weighted Average Exercise Price	Number of warrants	Weighted Average Exercise Price
Outstanding, January 1,	10,841,482	1.17	35,009,390	2.83
Granted	18,224,596	1.20	—	—
Exercised	—	—	(5,111,111)	1.17
Expired	—	—	(11,770,284)	4.21
Outstanding, June 30,	29,066,078	1.19	18,127,995	2.40

27	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 17:	SHARE CAPITAL (Continued)

Equity warrants (Continued)

The weighted average contractual life of the warrants as of June 30, 2025, was 3.9 years (December 31, 2024: 1.9 years).

In February 2024, 5,000,000 warrants and 111,111 broker warrants related to the 2023 Private Placement were exercised resulting in the issuance of 5,111,111 common shares for proceeds of approximately $5,986.

On March 11, 2024, 25,000 warrants relating to the acquisition of the Garlock building in Sherbrooke, Québec, Canada issued during 2022 expired. These warrants were recognized as equity instruments.

On March 14, 2025, the Company issued 12,893,650 warrants at an average exercise price of $1.30 as part of the consideration paid to acquire Stronghold. The total value was $11,477 using the Black-Scholes valuation model. Refer to Note 3. The warrants are convertible for a fixed number of common shares of the Company, which are classified as equity instruments.

In April 2025, in connection with the Credit Facility, the Company granted Macquarie 5,330,946 warrants (the “2025 Warrants”) with an exercise price of $1.17. The holder has the right to exercise the warrants before 2030 to subscribe for and purchase common shares from the Company. These warrants are classified as equity instruments.

The Black-Scholes valuation model utilized the following weighted-average assumptions to determine the initial fair value of the warrants granted during the six months ended June 30, 2025:

Dividend yield (%)	—%
Expected share price volatility (%)	99%
Risk-free interest rate (%)	4.08%
Expected life of warrants (years)	5.68
Share price (CAD)	$1.12
Exercise price (USD)	$1.26
Fair value of warrants (USD)	$0.79
Number of warrants issued	18,224,596

28	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 18:	FINANCIAL INSTRUMENTS

a.	Measurement categories and fair value

The following table presents the fair values of the Company’s financial instruments and their level within the fair value hierarchy:

		As of June 30,	As of December 31,
Measurement		2025	2024
Financial assets at amortized cost
Cash	Level 1	85,439	59,542
Restricted cash	Level 1	25,000	—
Accounts receivable, net	Level 2	3,942	1,259
Other receivables	Level 2	1,720	1,387
Security deposits for energy	Level 2	5,080	7,740
Refundable Hosting Deposits	Level 2	—	14,216
Other refundable deposits	Level 3	350	—
Receivable from disposal of business	Level 2	15,087	—
Financial assets at fair value through profit and loss
Derivative assets	Level 2	15,374	3,418
Total fair value of financial assets		151,992	87,562

Financial liabilities at amortized cost
Accounts payable and accrued expenses	Level 2	37,994	22,056
Redemption obligation	Level 2	18,396	—
Long-term debt	Level 2	50,567	1,576
Financial liabilities at fair value through profit and loss
Derivative liabilities	Level 2	13,082	128
Total carrying amount and fair value of financial liabilities		120,039	23,760
Net carrying amount and fair value		31,953	63,802

There were no transfers between Level 1, 2 or 3 of the fair value hierarchy during the six months ended June 30, 2025 and year ended December 31, 2024.

In addition to assets and liabilities that are measured at fair value on a recurring basis, the Company also measures certain assets and liabilities at fair value on a non-recurring basis. The Company’s long-lived assets, including intangible assets, operating lease right-of-use assets, and property, plant and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are measured at fair value only when an impairment loss is recognized.

The carrying amounts of cash, restricted cash, accounts receivable, net, other receivables, security deposits for energy, Refundable Hosting Deposits, other refundable deposits, receivable from disposal of business, accounts payable and accrued expenses and redemption obligations presented in the table above are a reasonable approximation of their fair value due to their short-term maturity or they are valued using the income approach valuation technique.

29	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 18:	FINANCIAL INSTRUMENTS (Continued)

a.	Measurement categories and fair value (Continued)

Derivatives assets and liabilities

The fair value of derivatives is categorized as Level 2 in the fair value hierarchy and is presented under derivative assets and liabilities in the condensed consolidated balance sheets when there is an outstanding contract at period end. The derivatives are measured at fair values on a recurring basis.

i.	BTC option and selling contracts (derivatives)

Fair value of derivative financial instruments generally reflects the estimated amounts that the Company would receive or pay, taking into consideration the counterparty credit risk or the Company’s credit risk at each reporting date. The Company uses market data such as Bitcoin option futures to estimate the fair value of option contracts at each reporting date.

ii.	Bitcoin Redemption Options (embedded derivatives)

The purchase order agreements explained in Note 9 provide the Company with the option to redeem the Bitcoin Pledged at a market price determined when the Bitcoin was first pledged (“Agreed Bitcoin Price”).

The right to redeem the Bitcoin Pledged meets the definition of an embedded derivative as the derivative is embedded in the non-financial contract is not closely related to the economic characteristics and risks of the host non-financial contract. The fair value of the embedded derivative is determined using a combination of the Monte Carlo simulation model to simulate future price of Bitcoin prices based on probability factors and the Black-Scholes Model to estimate the value of each Bitcoin Redemption Option.

At each reporting date, the fair value is determined by multiplying the number of redeemable Bitcoin pledged by the present value of the difference between the Agreed Bitcoin Price and the simulated spot price of Bitcoin, while considering the likelihood of exercising the quarterly installments. Change in fair value is recognized to Other income (expense).

30	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 18:	FINANCIAL INSTRUMENTS (Continued)

a.	Measurement categories and fair value (Continued)

Refundable deposits

The refundable deposits are measured at amortized cost using the EIR method and are classified as Level 2 according to the Company’s fair value hierarchy. Their fair values are a recurring measurement. The valuation technique used is the income approach (discounted future cash flows). Refer to Note 14 for more details.

i.	Refundable Hosting Deposits

The Refundable Hosting Deposits are accounted for as financial assets and measured at fair value on initial recognition based on the contractual right to receive each refundable hosting deposit plus interest at the end of the term. Following the acquisition of Stronghold on March 14, 2025, the Panther Creek and the Scrubgrass Hosting Agreements were terminated, settling the Refundable Hosting Deposits.

ii.	Security deposits for energy

Its EIR is 6% over an approximately three-year period. Following the disposal of the Yguazu Bitcoin data center, the deposits related to this project were derecognized.

The following table details the movement in the refundable deposits:

	Panther Creek	Scrubgrass	Refundable Hosting Deposits	Security deposits for energy	Other	Total
Balance as of January 1, 2024	—	—	—	277	—	277
Additions	7,800	7,800	15,600	9,034	—	24,634
Initial loss on recognition	(675)	(258)	(933)	(1,571)	—	(2,504)
Fair value at initial recognition	7,125	7,542	14,667	7,740	—	22,407
Interest income	261	103	364	—	—	364
ECLs	(409)	(406)	(815)	—	—	(815)
Balance as of December 31, 2024	6,977	7,239	14,216	7,740	—	21,956
Addition from business combination	—	—	—	—	350	350
Interest Income	187	126	313	149	—	462
Gain on settlement	603	342	945	—	—	945
Derecognition	(7,767)	(7,707)	(15,474)	(2,809)	—	(18,283)
Balance as of June 30, 2025	—	—	—	5,080	350	5,430

31	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 19:	LOSS PER SHARE

The following table presents the computation of basic and diluted loss per share:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Numerator:
Net loss	(5,501)	(27,796)	(61,054)	(25,143)

Denominator:
Denominator for basic loss per share - weighted average shares outstanding	555,843,347	401,238,798	528,157,206	369,991,664

Loss per common share attributable to common shareholders
Basic and diluted	(0.01)	(0.07)	(0.12)	(0.07)

For the three and six months ended June 30, 2025 and 2024, potentially dilutive securities have not been included in the calculation of diluted loss per share because their effect is anti-dilutive.

The following table presents potentially dilutive securities that are not included in the computation of diluted loss per share as their inclusion would be anti-dilutive:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Options	1,392,564	5,711,084	1,487,809	6,521,543
Warrants	215,742	4,985,421	108,520	6,406,023
RSUs	2,693,503	583,332	3,163,509	547,480
Share awards	423,989	—	666,867	—
	4,725,798	11,279,837	5,426,705	13,475,046

32	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 20:	STOCK-BASED COMPENSATION

Stock-based compensation expense is recognized within general and administrative expenses in the consolidated statements of operations. The stock-based compensation expense related to stock options (“Options”) and restricted stock units (“RSUs”) for employees, directors, consultants and former employees and share awards for a former executive of Stronghold received was as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Options	1,505	797	3,710	3,275
RSUs	440	353	2,345	911
Share awards	1,555	—	1,713	—
	3,500	1,150	7,768	4,186

Options

During the six months ended June 30, 2025, the Board approved Options grants to purchase 2,536,227 common shares in accordance with the Long-Term Incentive Plan (the “LTIP Plan”) adopted on May 18, 2021 (six months ended June 30, 2024: 330,000 common shares). All Options issued according to the LTIP Plan become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant. As part of the options granted during the six months ended June 30, 2025, the Company granted 302 Options to certain employees of Stronghold as part of the business combination described in Note 3.

Details of the outstanding Options are as follows:

	Six months ended June 30,
	2025		2024
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1,	26,865,764	2.64	20,939,387	2.41
Granted	2,536,227	1.40	330,000	2.55
Exercised	(13,900)	0.55	(2,289,148)	1.55
Forfeited	(60,000)	3.09	(105,000)	2.95
Expired	(55,000)	3.25	(295,000)	5.60
Outstanding, June 30,	29,273,091	2.53	18,580,239	2.46
Exercisable, June 30,	2,100,000	0.54	10,230,000	1.78

The weighted average remaining contractual life of the outstanding Options as of June 30, 2025 was 3.3 years (June 30, 2024: 3.7 years).

33	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 20:	STOCK-BASED COMPENSATION (Continued)

Options (Continued)

The assumptions used to value the stock option grants using the Black-Scholes model are as follows:

Grant date	January 10, 2025	April 3, 2025
Dividend yield (%)	—	—
Expected share price volatility (%)*	80%	79%
Risk-free interest rate (%)	4.46%	3.68%
Expected life of stock options (years)	3	3
Share price (CAD)	$2.27	$1.16
Exercise price (CAD)	$2.27	$1.16
Fair value of options (USD)	$0.79	$0.41
Vesting period (years)	1.5	1.5
Number of options granted	540,000	1,996,227

* Expected share price volatility is estimated based on a combination of the Company’s stock price and Bitcoin price data.

RSUs

Details of the RSUs are as follows:

	Six months ended June 30,
	2025		2024
	Number of RSUs	Weighted Average Grant Price ($CAD)	Number of RSUs	Weighted Average Grant Price ($CAD)
Outstanding, January 1,	897,666	3.61	624,998	4.05
Granted	2,783,425	1.43	175,000	2.95
Settled	(2,347,500)	2.15	(125,000)	3.13
Forfeited	(10,500)	1.59	—	—
Outstanding, June 30,	1,323,091	1.63	674,998	3.94

During the six months ended June 30, 2025, the Company granted 1,890,000 RSUs to certain employees and executive Management of Stronghold as part of the business combination described in Note 3. 1,631,700 RSUs were fully vested upon grant and 258,300 RSUs vest approximately 17% every 3 months. In addition, the Company granted 893,425 RSUs to the independent directors of the Board. These RSUs fully vest in 9 months. The fair value of the RSUs is based on the Company’s share price at the date of grant.

During the six months ended June 30, 2024, the Board approved the grant of 175,000 RSUs to certain members of senior Management which vest 50% approximately one month from the grant date and an additional 25% every 6 months.

Share awards

During the six months ended June 30, 2025, following the Stronghold transaction, the Company entered into a stock award agreement as well as a consulting agreement with a former executive of Stronghold and granted 1,543,320 share awards. The share awards shall fully vest in September 2025, subject to continued provision of services through this date. Notwithstanding the forgoing, the share awards can be accelerated and fully vested if certain conditions are met. In April 2025, the conditions were met and the share awards were settled.

34	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 21:	SEGMENT AND GEOGRAPHICAL INFORMATION

Reportable segment

The Company has aggregated all of its Cryptocurrency Mining operating segments into a single operating segment, which is the Company’s only reportable segment, Cryptocurrency Mining. The CODM manages segment performance and resource allocation based upon net income (loss). The CODM uses consolidated net income (loss) to evaluate the overall financial performance of the Company, to compare actual results against internal budgets and forecasts and to inform capital allocation decisions, including the prioritization of investments across the Company’s Bitcoin Mining Operations. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. Significant expenses reviewed by the CODM include those that are presented in the consolidated statements of operations and the more detailed component disclosed in Note 22.

Revenues

Revenues by country are as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
North America
Canada	29,657	28,129	58,779	60,267
United States	31,251	3,296	49,780	8,183
	60,908	31,425	108,559	68,450
South America
Paraguay	12,217	2,144	24,231	3,860
Argentina	3,657	7,979	10,612	19,555
	15,874	10,123	34,843	23,415
Global total	76,782	41,548	143,402	91,865

Revenues are presented based on the geographical contribution of computational power used for hashing calculations (measured by hashrate) or sales to external customers. During the three and six months ended June 30, 2025, the Company earned 95% and 98% of its revenues, respectively, from one Mining pool operator (three and six months ended June 30, 2024: 97% and 98%). Such revenues are reported under the cryptocurrency Mining segment. The Company has the ability to switch Mining Pools or to mine independently at any time.

35	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 21:	SEGMENT AND GEOGRAPHICAL INFORMATION (Continued)

Property, Plant and Equipment and other non-current assets

The carrying amount of property, plant and equipment and other non-current assets (excluding financial assets, intangible assets and deferred tax assets) by country is as follows:

	As of June 30,			As of December 31,
	2025			2024
	PPE	Other	Total non-current assets	PPE	Other	Total non-current assets
North America
Canada	88,356	16,338	104,694	117,025	52,819	169,844
United States	299,760	17,993	317,753	63,147	14,535	77,682
	388,116	34,331	422,447	180,172	67,354	247,526
South America
Paraguay	62,000	1,209	63,209	105,297	12,101	117,398
Argentina	20,468	2,247	22,715	57,083	798	57,881
	82,468	3,456	85,924	162,380	12,899	175,279
Total	470,584	37,787	508,371	342,552	80,253	422,805

36	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22:	ADDITIONAL DETAILS TO THE STATEMENT OF OPERATIONS

Disaggregated revenues

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Cryptocurrency Mining	71,292	40,383	136,155	89,806
Cryptocurrency Hosting	1,535	—	1,878	—
Electrical services	1,006	1,165	2,100	2,059
Energy sales	2,949	—	3,269	—
	76,782	41,548	143,402	91,865

Cost of revenues

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024
Energy	a, b	(30,108)	(19,461)	(55,516)	(38,808)
Sales tax recovery - energy		—	17,017	—	17,017
Depreciation and amortization		(35,613)	(55,041)	(63,977)	(93,549)
Sales tax recovery - depreciation and amortization		—	8,760	—	8,760
Hosting expenses		—	—	(7,735)	—
Infrastructure expenses		(16,448)	(1,510)	(21,146)	(4,066)
Electrical components and salaries	a	(830)	(873)	(1,707)	(1,581)
		(82,999)	(51,108)	(150,081)	(112,227)

a.	Inventories

During the three and six months ended June 30, 2025, the cost of electrical component inventory and waste, limestone and fuel oil recognized as an expense and included in cost of revenues was $15,150 and $15,828, respectively (three and six months ended June 30, 2024: $25,286 and $25,881, respectively).

b.	Energy costs are net of RECs

For the three and six months ended June 30, 2025, the RECs amounted to $6,540 (three and six months ended June 30, 2024: nil), which offset energy expenses in the Cost of revenues.

37	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22:	ADDITIONAL DETAILS TO THE STATEMENT OF OPERATIONS (Continued)

General and administrative expenses

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Salaries and wages	(8,107)	(4,032)	(14,277)	(10,079)
Stock-based compensation	(3,500)	(1,150)	(7,768)	(4,186)
Professional services	(4,291)	(5,695)	(9,978)	(7,353)
Sales tax recovery - professional services	—	1,389	—	1,389
Insurance, duties and other	(3,530)	(2,471)	(6,690)	(4,460)
Travel, motor vehicle and meals	(730)	(466)	(1,200)	(712)
Telecom hosting and telecommunications	(147)	(75)	(334)	(153)
Advertising and promotion	(1,092)	(165)	(1,210)	(281)
Sales tax recovery - other general and administrative expenses	—	753	—	753
	(21,397)	(11,912)	(41,457)	(25,082)

Other income (expense)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Gain on derecognition of warrants	—	—	—	61
Gain on settlement of Refundable Hosting Deposits	—	—	945	—
Gain on disposition of marketable securities	29	413	420	751
Loss on foreign exchange	(156)	(943)	(319)	(1,004)
Other financial (expenses) income	(20)	1,208	(1,112)	623
	(147)	678	(66)	431

38	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 23:	ADDITIONAL DETAILS TO THE STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2025	2024

Changes in working capital components:
Increase in accounts receivable, net	(374)	(21)
Decrease (increase) in other current assets	7,375	(6,723)
Increase in inventories	(2,663)	(370)
Decrease (increase) in deposits	8,569	(1,822)
Increase (decrease) in accounts payable and accrued expenses	1,576	(2,588)
Increase in operating lease liability	1,883	603
Decrease in taxes payable	(254)	(509)
Decrease in other non-current liabilities	(296)	—
	15,816	(11,430)

Significant non-cash transactions:
Issuance of common shares, warrants and RSUs in connection with the acquisition of Stronghold	78,161	—
Issuance of warrants in connection with debt issuance	2,900	—
Addition of ROU assets and related lease liabilities	239	721
Purchase of PPE financed by short-term credit	934	7,473
Equipment prepayments realized as additions to PPE	41,045	29,756
Computational power revenue and its related service expense	1,750	—

Depreciation and Amortization
Property, plant and equipment, net	63,158	83,703
Finance lease right-of-use assets	482	822
Intangible assets, net	337	264
	63,977	84,789

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	Six months ended June 30,
	2025	2024

Cash	85,439	138,619
Restricted cash	25,000	—
Total cash and restricted cash	110,439	138,619

Amounts included in restricted cash represent amounts pledged as collateral for long-term financing arrangements as contractually required by a lender.

39	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 24:	COMMITMENTS AND CONTINGENCIES

Contingent liability

In 2021, the Company imported Miners into Washington State, United States, that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting that the Miners were manufactured in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%.

During the third quarter of 2023 and the first quarter of 2025, the Company submitted supporting documentation to U.S. Customs and Border Protection in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9,424 do not apply. While the final outcome of this matter is uncertain at this time, Management has determined it is not probable that a liability had been incurred and, as such, no provision was recognized as of June 30, 2025.

Lawsuits

		As of June 30,	As of December 31,
		2025	2024
FERC Matters	i.	1,065	—
Stronghold Shareholder Securities Lawsuit	ii.	2,036	—
Total settlement accruals		3,101	—
Less current portion		(1,286)	—
Effect of discounting		(117)	—
Non-current portion		1,698	—

The undiscounted legal settlement accruals amounted to $3,101 as of June 30, 2025. The current portion and the non-current portion were recognized in accounts payable and accrued expenses and in other non-current liabilities, respectively, in the condensed consolidated balance sheets (December 31, 2024: nil).

i.	Federal Energy Regulatory Commission (“FERC”) Matters

On November 19, 2021, Scrubgrass received a notice of breach from PJM Interconnection, LLC alleging that Scrubgrass breached Interconnection Service Agreement – No. 1795 (the “ISA”) by failing to provide advance notice to PJM Interconnection, LLC and Mid-Atlantic Interstate Transmission, LLC pursuant to ISA, Appendix 2, section 3, of modifications made to the Scrubgrass Plant. On May 11, 2022, the Division of Investigations of the FERC Office of Enforcement (“OE”) informed the Company that the OE was conducting a non-public preliminary investigation concerning Scrubgrass’ compliance with various aspects of the PJM tariff.

On January 30, 2025, the Federal Energy Regulatory Commission (the “Commission”) approved a Stipulation and Settlement Agreement between the OE and Scrubgrass (the “Settlement Agreement”). Pursuant to the Settlement Agreement, Scrubgrass agreed to: (a) disgorge to PJM $679 in capacity revenues received during the relevant period; (b) pay a civil penalty of $741 for a total of $1,420 to the United States Treasury; and (c) provide compliance training to relevant personnel and compliance monitoring reports. Scrubgrass is to pay the settlement amount over a period of three years. In the first year, Scrubgrass is to pay a lump sum of $355, which Scrubgrass paid in February of 2025. In the second and third years, Scrubgrass shall make 8 payments of $133 on a calendar quarter basis. For a period of five years following the effective date of the Settlement Agreement, Scrubgrass is to provide annual compliance training focused primarily on the applicable tariff and related rules, regulations, and requirements applicable to operating generators, to all personnel whose job responsibilities relate to the generators’ participation in Commission jurisdictional markets. As of June 30, 2025, the settlement accrual was $1,065 and represents the 8 installment payments.

40	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 24:	COMMITMENTS AND CONTINGENCIES (Continued)

Lawsuits (Continued)

ii.	Shareholder Securities Lawsuit

On April 14, 2022, Stronghold, and certain of its former directors, officers and underwriters were named in a putative class action complaint filed in the United States District Court for the Southern District of New York (Winter v. Stronghold Digital Mining, Case No. 1:22-cv-3088). On October 18, 2022, the plaintiffs filed an amended complaint, alleging that the Company made misleading statements and/or failed to disclose material facts in violation of Section 11 of the Securities Act, 15 U.S.C. §77k and Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), about the Company’s business, operations, and prospects in the Company’s registration statement on Form S-1 related to its initial public offering, and when subsequent disclosures were made regarding these operational issues when the Company announced its fourth quarter and full year 2021 financial results, the Company’s stock price fell, causing significant losses and damages.

On December 16, 2024, the District Court issued an Order granting Preliminary Approval of the Class Action Settlement, Approving Form and Manner of Notice, and Setting Date for Hearing on Final Approval of Settlement. The Company agreed to pay $4,750 in cash and 25 Bitcoin. On January 15, 2025, $2,500 was covered by the Company’s insurance providers and Stronghold paid the remaining $2,250 into escrow. One Bitcoin will be paid monthly for two years. The cash value of each Bitcoin is expected to be calculated monthly according to a price set by the Nasdaq Bitcoin reference price index. As of June 30, 2025, the settlement accrual was $2,036 and represents the value of the remaining 19 Bitcoin to be paid.

iii.	Class Action Lawsuit

On May 9, 2025, a purported shareholder filed a putative class action complaint in the United States District Court for the Eastern District of New York, in a case titled Olympio v. Bitfarms Ltd., Benjamin Gagnon, Jeffrey Lucas, and Geoffrey Morphy, case no 1:25-cv-02630, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, promulgated thereunder. The lawsuit alleges that the Company, its current CEO, its CFO and its former CEO made materially false and/or misleading statements regarding the Company’s business, operations and internal controls over financial reporting. The Plaintiff seeks class certification, unspecified damages plus interest and attorney and expert witness fees and other costs on behalf of a purported class consisting of all persons and entities (subject to specified exceptions) that purchased or otherwise acquired Company common stock from March 21, 2023 and December 9, 2024. The lawsuit was filed by Pomerantz Law Firm. The Company cannot predict the duration or outcome of this lawsuit at this time. As a result, the Company is unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this lawsuit and no provision was recognized as of June 30, 2025. The Company intends to vigorously defend itself in this matter.

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BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 25:	SUBSEQUENT EVENTS

Management has evaluated subsequent events from July 1, 2025 to August 11, 2025.

Bitmain T21 and S21+ Miners Swap

In July 2025, an exchange agreement was signed to return 10,467 Bitmain T21 Miners. In consideration for the returned Miners, Bitmain will refund the Company with a credit for $23,865. Simultaneously, the Company placed another purchase order for 8,585 Bitmain S21+ Miners at a purchase price of $29,831 to be paid in cash or in Bitcoin. The payment terms, the Bitcoin installments and the Bitcoin Redemption Option are similar to the ones described in Note 9. In July, 2025, the Company paid the net balance of $5,966 in Bitcoin which can be redeemed on a quarterly basis.

Redemption options of BTC

In July 2025, the Company exercised its option to redeem the third installment of the Bitcoin Pledged in relation to the purchase of Miners under the November 2024 purchase order. The Company redeemed 87 Bitcoin for $8,308. Refer to Note 7 for more details.

Corporate Share Buyback Program

On July 22, 2025, the Company announced that the TSX had approved a normal course issuer bid (“NCIB”), under which the Company may repurchase up to 49,943,031 of its common shares, representing approximately 10% of the Company’s public float as of July 14, 2025.

Purchases under the NCIB may commence on July 28, 2025, and will terminate no later than July 27, 2026. All common shares purchased on the TSX or Nasdaq under the NCIB will be canceled. The Company has entered into an automatic repurchase arrangement with a designated broker to facilitate repurchases under the NCIB, including during pre-determined blackout periods. The timing and number of shares repurchased will be determined by Management based on market conditions.

During the period from July 28, 2025 to August 11, 2025, the Company repurchased 4,949,244 common shares for cancellation through the Corporate Share Buyback Program in exchange for $6,147 at an average share price of approximately $1.24 USD and paid $50 of commissions to the purchasing agent.

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BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 25:	SUBSEQUENT EVENTS (Continued)

Agreements to Purchase Land

On August 7, 2025, the Company entered into an agreement to purchase 3 acres of land in Washington State, United States for $1,898.

On August 8, 2025, the Company entered into an agreement to purchase 181 acres of land in Pennsylvania, United States for $3,500.

Argentina Operations

On August 8, 2025, the Company entered into an agreement with GMSA to have its energy deposit of $3,500 repaid to the Company over 18 months beginning in January 2026, bearing interest at 5% per annum. GMSA agreed to eliminate the Company’s estimated asset retirement obligation for the leased property of $2,807 as of June 30, 2025. The Company amended its $10 per month lease for the property so that the Company pays for the pro-rata portion of land it uses going forward, if any, and extended the lease term to January 2035.

On August 11, 2025, the Company determined that it would discontinue its operations at its Bitcoin data center in Rio Cuarto, Argentina by November 11, 2025 due to the halting of energy supply since May 12, 2025 and future economic uncertainty in the region.

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